April 17, 2025

Paul Richards
Principal Financial Officer
NexPoint Diversified Real Estate Trust
300 Crescent Court, Suite 700
Dallas, TX 75201

       Re: NexPoint Diversified Real Estate Trust
           Registration Statement on Form S-4
           Filed April 11, 2025
           File No. 333-286498
Dear Paul Richards:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Charlie Haag